Exhibit 3.2

Amendment to Bylaws of Medley Capital Corporation

This Amendment to the bylaws (the “Bylaws”) of Medley Capital Corporation, a Delaware corporation, (the “Corporation”) was approved and adopted by the Board of Directors of the Corporation in accordance with Article 10 of the Bylaws, and is effective as of January 1, 2021 (the “Effective Date”).

1.  As of the Effective Date, Section 1.1 of the Bylaws is hereby deleted and replaced in its entirety with the following:

“Section 1.1 Registered Office

The registered office of PhenixFIN Corporation (the “Corporation”) in the State of Delaware shall be established and maintained at c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware 19808 and Corporation Service Company shall be the registered agent of the Corporation in charge thereof.”

2.  As of the Effective Date, all other references in the Bylaws to “Medley Capital Corporation” are hereby replaced with the words “PhenixFIN Corporation”.